November 22, 2005

Room 7010

Raymond J. Seabrook
Sr. Vice President and Chief Financial Officer
Ball Corporation
10 Longs Peak Drive, PO Box  5000
Broomfield, Colorado 80021-2510

Re:	Ball Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended April 3, 2005 and July 3,
2005
	File No. 001-07349

Dear Mr. Seabrook:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

2. Business Segment Information
1. You disclose that you operate in three segments, North American packaging, international packaging and aerospace and technologies. However, in your business section and MD&A you separately discuss product lines such as North American metal beverage containers, North
American metal food containers and North American plastic containers.
Please tell us the factors used to identify the Company`s reportable segments and explain why you believe that North American metal beverage, North American metal food and North American plastics are not separate reportable segments pursuant to paragraphs 10-17 of SFAS
No. 131.  See also paragraph 26 of SFAS 131.

Form 10-Q for the Quarter Ended July 3, 2005

Accounts Receivable
2. We note that your accounts receivable balance increased 56% during the six months ending July 3, 2005. We further note that your receivable days sales outstanding has increased from 22.9 days at December 31, 2004 to 33.9 days at July 3, 2005. Regarding your accounts receivable balances, tell us the following:

* The reasons for the increases in your accounts receivable balances in recent periods;

* The factors that led to the increase in days sales outstanding;

* The extent to which you have successfully collected these amounts subsequent to the balance sheet dates;

* Whether you had any significant delinquent or disputed accounts that you have written off; and,

* What consideration, if any, was given to disclosing the above information in your liquidity section of your Form 10-Q.

Please note that your liquidity section should include a detailed discussion and analysis regarding the trends and uncertainties surrounding the collectibility of accounts receivable, including why your day sales outstanding significantly increased when compared to the prior period. Refer to Item 303 (A) (1) of Regulation S-K for disclosure requirements and guidance as well as the Commission`s MD&A
Interpretive Release 33-8350.

Shareholders Equity
3. You disclose in your Form 10-K that on January 31, 2005 you repurchased three million of your outstanding shares in a privately negotiated accelerated stock repurchase transaction. Explain to us the terms of the agreement including the settlement terms. Tell us how you accounted for this transaction and your consideration of EITF
99-7 and EITF 00-19.

Item 4. Controls and Procedures
4. You disclose that your disclosure controls and procedures "were appropriate" at July 3, 2005. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Supplementally, confirm, if true, the conclusions of management that the disclosures controls and procedures are effective.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3689 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


John Hartz
Senior Assistant Chief Accountant
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Raymond J. Seabrook
Ball Corporation
November 22, 2005
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